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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

WEB2 CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

94845E101
(CUSIP Number)

Gary D. Lipson, Esq.
Winderweedle, Haines, Ward & Woodman, P.A.
390 N. Orange Ave, Suite 1500
Orlando, Florida 32801
(407) 423-4246
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

SCHEDULE 13D
CUSIP NO. 94845E101	PAGE 2 OF 5 PAGES

1)     Name of Reporting Person:     Andre L. Forde

2)     Check the Appropriate Box if a Member of a Group (See Instructions):

    (a)☐  (b)☐

3)     SEC Use Only

4)     Source of Funds (See Instructions): OO

5)     Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐

6)     Citizenship or Place of Organization: United States of America

Number of  7)     Sole Voting Power:  7,457,973
Shares
Beneficially  8)     Shared Voting Power:  0
Owned by
Each   9)     Sole Dispositive Power: 7,457,973
Reporting Person
With              10)     Shared Dispositive Power: 0

11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 7,457,973 shares

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
  (See Instructions)  ☐

13)     Percent of Class Represented by Amount in Row (11):     8.68

14)     Type of Reporting Person (See Instructions): IN

SCHEDULE 13D
CUSIP NO. 94845E101	PAGE 3 OF 5 PAGES

Item 1.  Security and Issuer.

Securities acquired:	Common Stock

Issuer:	Web2 Corp.

Address of Issuer:	100 West Lucerne Circle, Suite 600
Orlando, Florida 32801

Item 2. Identity and Background.

Reporting Person:	Andre L. Forde

Address:	100 West Lucerne Circle, Suite 600
Orlando, Florida 32801

Principal Business:	President and Chief Operating Officer of the Issuer, Web2 Corp., and
its wholly-owned subsidiary, Global Portals Online, Inc.

Citizenship:	United States of America

During the last five years, Andre L. Forde (“Mr. Forde”) has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds.

981,342 shares of Common Stock of the Issuer were acquired by Andre L. Forde in exchange for all of his shares of common stock of Global Portals Online, Inc. 6,476,631 shares of Common Stock of the Issuer were acquired by Andre L. Forde in satisfaction and cancellation of indebtedness of the Issuer to him in the amount of $453,364.15. No funds were borrowed by Mr. Forde to acquire any shares of Common Stock of the Issuer.

SCHEDULE 13D
CUSIP NO. 94845E101	PAGE 4 OF 5 PAGES

Item 4. Purpose of the Transaction.

Andre L. Forde acquired his shares of Common Stock of the Issuer in connection with (i) the exchange of all of his shares of common stock of Global Portals Online, Inc. for shares of Common Stock of the Issuer and (ii) the satisfaction and cancellation of indebtedness of the Issuer to him. Mr. Forde does not at present have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Forde reserves the right from time to time to acquire additional shares of Common Stock of the Issuer, to dispose of shares of Common Stock of the Issuer, and to engage in any or all of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, Andre L. Forde directly or indirectly holds 7,457,973 shares of Common Stock of the Issuer. Mr. Forde believes that, based upon information available to him, these shares represent approximately 8.68% of the aggregate number of issued and outstanding shares of Common Stock of the Issuer.

(b) Andre L. Forde has the sole power to vote and to dispose of 7,457,973 shares of Common Stock of the Issuer.

(c) On December 22, 2005, the Issuer acquired all of the issued and outstanding shares of Common Stock of Global Portals Online, Inc. pursuant to the provisions of an Agreement and Plan of Share Exchange dated as of December 1, 2005 and shares of Common Stock of the Issuer were issued to Mr. Forde. On December 20, 2007, 6,476,631 shares of Common Stock of the Issuer were acquired by Andre L. Forde in satisfaction and cancellation of indebtedness of the Issuer to him in the amount of $453,364.15.

(d) Not Applicable.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings and Relationships With Respect to
Securities of the Issuer.

Andre L. Forde is President and Chief Operating Officer of the Issuer and its wholly-owned subsidiary, Global Portals Online, Inc. On December 22, 2005, Mr. Forde entered into an Employment Agreement with the Issuer.

SCHEDULE 13D
CUSIP NO. 94845E101	PAGE 5 OF 5 PAGES

Item 7.  Material to be Filed as Exhibits.

Agreement and Plan of Share Exchange dated as of December 1, 2005 by and between 110 Media Group, Inc. and Global Portals Online, Inc. is incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 28, 2005; and

Employment Agreement dated December 22, 2005 by and between 110 Media Group, Inc. and Andre L. Forde is incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 28, 2005.

Stock Purchase Agreement dated as of December 19, 2007 by and between Web2 Corp. and certain other parties is incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 21, 2007.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Andre L. Forde
Andre L. Forde

Date: January 7, 2008